

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2012

Via E-mail
Andrew Brodkey, CEO
Titan Iron Ore Corp.
3040 North Campbell Ave., #110
Tucson, AZ 85719

Re: Titan Iron Ore Corp.
Registration Statement on Form S-1
Filed November 21, 2012
File No. 333-185099

Form 10-K for the Fiscal Year Ended December 31, 2011
Filed April 16, 2012
File No. 000-52917

Dear Mr. Brodkey:

We have reviewed the documents referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the applicable portions of this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. We note that Section 1.1 of the Securities Purchase Agreement provides that the "draw down pricing period" is the five consecutive trading days following delivery of a draw down notice. This provision appears to have the effect of allowing Ascendiant Capital Partners to influence the price at which to purchase the securities underlying the put subsequent to the date of the filing and effectiveness of the registration statement. Please note that the company's ability to distribute securities pursuant to an equity line arrangement requires that the purchase commitment establish the terms of the obligations to purchase securities at a set pricing mechanism that cannot be influenced by the

investor. Please advise as to why you believe that this provision of the agreement is consistent with the requirement that the terms of the purchase obligation purchase obligation must be fixed and binding. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.17 available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

2.   Given that you have not yet located or identified any mineral reserves on the Wyoming Iron Complex, please provide us with support for claims in the mission statement appearing on your website that through development of the Iron Complex you intend to produce "98% iron," an "enhanced iron product that will directly compete against imports of Pig Iron and Direct Reduced Iron" and vanadium pentoxide.

Registration Fee Table

3.   We note that you rely on Rule 416 to register "an indeterminate number of additional shares of common stock…to prevent dilution resulting from stock splits, stock dividends or similar transactions."   In the response letter, please confirm your understanding that share issuances tied to market price adjustments do not fall within the standard anti-dilution provisions contemplated by the rule. Please refer to Question 139.10 of the Securities Act Sections Compliance and Disclosure Interpretation.

4.   In footnote 2 you state that shares registered with respect to shares issued upon exercise of the warrants may be used in connection with the resale of shares underlying the debentures and vice versa. However, shares are not registered under the Securities Act; rather, transactions are registered, which in this instance should be resales of shares underlying debenture and resales of shares underlying warrants. Language referring to use of shares issued upon exercise of the warrants in connection with resales of shares underlying the debentures should be eliminated, for example. In this regard, you are not registering resales of your common stock on an unallocated basis. Revise the table and the related note accordingly. This comment also applies to similar language elsewhere in the prospectus, such as at page 3, 13 and 17.

Cover Page

5.   Please revise the outside front cover page of the prospectus to identify Ascendiant Capital Partners as an underwriter.

Prospectus Summary

Our Business, page 3

6.   The summary financial data on page 4 indicates that your company was formed in 2007 and had total revenues of $4,855 from your inception to September 30, 2012. Please consider providing in this section a brief history of your company and its activities prior

to the time you undertook your mining venture in order to put your historical financial results in context for investors.

7.   In the first paragraph you refer to the Wyoming Iron Ore Complex and your plans to explore those properties. As a substantial portion of the purchase price for those properties was paid with a note that remains outstanding, please expand the paragraph to indicate how the purchase price was paid and the outstanding amount of the note. Tell us what consideration you have given to providing a risk factor that prominently informs stockholders of the nature and extent of the indebtedness resulting from your acquisition of these properties, and the potential impact on your company in the event the note is not paid on a timely basis. We note your reference on page 25 to the mortgage you provided to the seller to secure the repayment obligation.

Risk Factors

General

8.   Many of the captions of your risk factors include generic descriptions of the risks posed by uncertainties or conditions you identify. Generic risk descriptions such as "may have an adverse effect on us", "our business may fail" or the like should be replaced with more specific descriptions of the resultant risks that are posed to investors by the particular conditions or uncertainties you describe.

"Because access to our property is often restricted by inclement weather…," page 8

9.   Expand the header and the related paragraph to disclose concisely the access-related difficulties you are currently experiencing that do not relate to the weather.

"Ascendiant Capital Partners, LLC will pay less than the then-prevailing market price…," page 12

10.   You disclose in this risk factor that Ascendiant Capital Partners will purchase your stock at a 10% discount. However, when you issue the commitment shares on the fourth and fifth payment dates (as defined on page 15), the discount received by Ascendiant Capital Partners will be greater than 10%. Please quantify this additional discount or advise.

The Offering

Securities Purchase Agreement with Ascendiant Capital Partner, LLC (Equity Line), page 14

11.   The issuance of commitment shares to Ascendiant Capital Partners on the third payment date does not appear to be related to an equity line draw but to effectiveness of the registration statement. It also does not appear to meet the requirements for a valid PIPE transaction as the number of commitment shares to be issued to Ascendiant Capital partners on the third payment date is not fixed but will vary based on the market price of

the company's stock. Please advise, therefore, why it is appropriate to register the commitment shares to be issued on the third payment date at this time. Refer to Question 139.11 of our Securities Act Compliance and disclosure Interpretations. Also, in regard to the fourth and fifth payment dates, as you will be issuing common stock to Ascendiant Capital Partners in the form of commitment shares in addition to shares issued in connection with an equity line draw, the price discount on the common stock received by Ascendiant Capital Partners on these dates will be greater than 10%. Accordingly, please quantify the range of possible discounts Ascendiant Capital Partners may receive when purchasing common stock pursuant to an equity line draw on the fourth and fifth payment dates.

Securities Purchase Agreement (debentures), page 16

12.   We note that the conversion price of the debentures is equal to the lesser of (i) $0.27 during the six months following October 18, 2012, and $0.35 thereafter and (ii) 70% of the average daily volume weighted average price for your common stock during the 10 consecutive trading dates immediately preceding the conversion date. Revise your prospectus to provide prominent risk factor disclosure that discusses the risks to investors associated with the issuance of convertible securities with a fluctuating conversion rate that is set at a discount to market prices during the period immediately preceding conversions. Indicate that there is no maximum number of securities that the company may be required to issue under this class of convertible securities. Additionally, provide meaningful quantitative data concerning the potential impact of market price declines on the number of securities issuable under the convertible debentures. For example, address the effect of stock price declines of 50% and 75% from recent levels on the number of securities underlying the debentures.

Selling Stockholders, page 17

13.   Please explain how you calculated the number of shares owned by The Marie Baier Foundation, Inc. and Motivated Minds LLC before the offering, and the difference between that number and the total number of shares each is registering in the offering, as disclosed in the table on page 18.

14.   In footnote 9 you state that Bradley J. Wilhite or Mark A. Bergendahl exercise voting and dispositive power with respect to the shares held by Ascendiant Capital Partners. With a view to disclosure, tell us the circumstances or conditions which determine which of those individuals exercises each of the voting and dispositive powers over the shares listed with respect to Ascendiant.

Description of Business, page 24

15.   Discuss in this section the effect of material government regulations on your exploration and development activities and the costs and effects of compliance with environmental laws. Refer to Items 101(h)(4) (ix) and (xi) of Regulation S-K.

Description of Property

Mineral Properties

Technical Reports, page 29

16.   Please furnish us with a copy of the technical report prepared in connection with the
        August 2005 due diligence program undertaken by Radar Acquisitions Corp. Also, we
        note from disclosure on your webpage that Union Pacific Railroad completed
        metallurgical and feasibility studies on the property. Please furnish us with copies of
        these reports or advise. Also, please furnish copies of any title documents and operating
        permits related to the property. Refer to Section (c) of Industry Guide 7.

17.   Please state the expiration date of the Iron Mountain leases, or advise. Also, we note the
        disclosure on page 29 that the Iron Mountain leases are "located approximately 6 miles to
        the east of Strong Creek and are accessible by secondary roads." However, we also note
        the disclosure in the Form 8-K filed on December 7, 2012 that you have filed suit in state
        court in Albany County, Wyoming against DSS Holdings LLC and Douglas Samuelson
        to regain access to the Iron Mountain holdings as Mr. Samuelson has locked a gate across
        the road providing access to the holdings. Please revise your disclosure in this section,
        and provide appropriate risk factor disclosure, to clarify that your access to the Iron
        Mountain holdings is through someone else's property and, therefore, may be limited, or
        advise. Refer to Section (b) of Industry Guide 7.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
35

18.   We note your discussion in the risk factor on page 8 of material weaknesses in your
        internal control over financial reporting and disclosure controls and procedures. Please
        discuss in this section management's plans to remediate the material weaknesses you
        identify, as well as your timeline for such initiatives and any related material costs you
        expect to incur.

Liquidity and Capital Resources, page 37

19.   Disclose whether you currently have sufficient sources of capital to fund your expected
        capital needs for the twelve months from the effective date for your offering. To the
        extent there is a deficiency in your current capital assets to fund the needs, discuss your
        plan for funding those needs. For example, to the extent you expect to rely on draws
        under the equity line to fund planned operations in accordance with your desired plan of
        operations discuss that potential source of capital and the extent to which you plan to rely
        upon it. Also, discuss in this section the terms of your outstanding promissory note to
        Wyomex. Include a discussion of when and how you intend to repay the debt.

Directors and Executive Officers

Business Experience, page 43

20.   With respect to Messrs. Brodkey and Hackman, provide corresponding dates relating to their principal occupations for the past 5 years. Also, it appears that your executive officers are currently involved with other public companies engaged in mining activities. Please tell us what consideration you have given to adding a risk factor that alerts investors to potential conflicts of interest regarding these relationships. In particular, please address the doctrine of corporate opportunities and how it may apply to your officers and directors as they become aware of other mineral prospects. Also, disclose the minimum amount of business time that each of your executive officers devotes to Titan Iron Ore Corp.

Executive Compensation, page 47

21.   With respect of option awards and any other equity-based awards, disclose whether the amounts reported in the table represent the aggregate grant date fair value, computed in accordance with ASC Topic 718. Refer to paragraphs (v) and (vi) of Item 402(n)(2) of Regulation S-K.

Employment Agreement – Andrew Brodkey, page 48

22.   Please add a risk factor alerting shareholders to the terms of Mr. Brodkey's severance agreement. In the risk factor, define the terms "cause" and "good reason" used in this section. To the extent material, quantify the potential costs associated with the agreements and what impact such costs would have on your financial condition.

Consulting and Payroll Agreements with Kriyah Consultants, page 48

23.   You indicate in this section that the company's share of Kyriah's office rent and other expenses is based on the number of like clients being serviced by Kriyah at its Tuscon location. Please advise what constitutes a "like" client for purposes of this arrangement. Also, advise if Kriyah is currently servicing at its Tuscon office any clients not like Titan and, if so, how Kriyah's costs are allocated among unlike clients.

Security Ownership of Certain Beneficial Owners and Management, page 50

24.   To the extent that shares beneficially owned by persons or the group in this table underlie securities that are convertible or exercisable within 60 days, please provide footnote disclosure to that effect. See paragraph (a) of Item 403 of Regulation S-K. If options held by officers are not currently exercisable, consider expanding the descriptions of the options in the compensation executive compensation section to describe the conditions or events in which the options will become exercisable.

Transactions with Related Persons, Promoters and Certain Control Persons and Corporate
Governance, page 51

25.   You disclose in this section that you advanced $25,000 at December 31, 2011 to a
        management firm managed by your chief executive officer. Please confirm in your
        response that the management company is Kriyah Consultants LLC and, if so, name the
        company in this section and provide a description of your consulting and payroll services
        agreements with the company or include a cross reference to the discussion on page 48.
        Also, disclose if Messrs. Brodkey and Garcia have ownership interests in Kriyah. Refer
        to Item 404(a)(2). If the management firm referred to in this section is not Kriyah
        Consultants, disclose your agreements with that company in this section or advise why
        this disclosure is not required. Refer to Item 404(a) of Regulation S-K.

Where You Can Find Additional Information, page 52

26.   Please provide the disclosure required by Item 101(e)(4) of Regulation S-K regarding
        whether you make available free of charge on or through your internet website the
        periodic reports that you file with the Commission. Also, as you disclose that you will
        not send an annual report to stockholders under certain circumstances, please provide the
        disclosure required by Item 101(f)(1) of Regulation S-K.

Part II

Item 15. Recent Sales of Unregistered Securities, page 55

27.   Identify the securities issued in each of the transactions listed in the fifth and sixth
        paragraphs of this section and provide all required disclosure regarding those
        unregistered sales. Refer to Item 701 of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page 59

28.   You do not appear to have filed as an exhibit your payroll services agreement with
        Kriyah Consultants, discussed on page 48 of the prospectus. Please file the agreement as
        an exhibit or advise why filing of the agreement is not required. Refer to Item
        601(b)(10)(ii)(A) of Regulation S-K.

Exhibit 5.1

29.   When opining as to whether the shares being registered are legally issued, fully paid and
        non-assessable on page 2 of the opinion, counsel does not specify the number of shares
        that fall into each of the categories that it lists. For example, in the first bullet under the
        first paragraph on page 2, counsel opines that "those of the Registered Shares that are
        currently issued and outstanding have been duly and validly authorized and issued as
        fully paid and non-assessable shares in the capital of the Company." Please obtain a
        revised opinion in which counsel, when opining on the legality of the shares, specifies the

number of shares that are currently issued and outstanding, that may be issued upon conversion of the debentures, that are to be issued as commitment shares and that are to be sold to Ascendiant under the equity line.

Exhibit 23.1

30.   Revise to include a consent from your independent registered public accounting firm that also consents to being named as an expert, as noted in your disclosure on page 23. Refer to Rule 436(b) of the Securities Act of 1933.

Financial Statements

Notes to the Financial Statements December 31, 2011

Note 3. Mineral Property Options, page F-9

31.   Tell us what consideration was given to accounting for the transaction with J2 Mining Ventures Ltd. as a reverse recapitalization. In this regard, explain how you considered the guidance defining a business in ASC 805-10-55-4 through 55-9 and the guidance for identifying the acquirer in ASC 805-10-55-11 through 55-15.

32.   We note that you were a shell company prior to the transaction with J2 Mining Ventures Ltd. Tell us what consideration was given to including financial statements of any business to which you are the successor. Refer to Note 1 to Rule 8-01 of Regulation S-X. Tell us whether the transaction with J2 Mining Ventures Ltd. involves a business as defined by Rule 11-01(d) of Regulation S-X.

Note 6. Stock-Based Compensation, page F-11

33.   We note that unrecognized compensation cost related to non-vested stock options was $6,058,492 as of December 31, 2011. Please explain how this amount was computed considering your disclosure that the weighted average grant date fair value of the 3,950,000 stock options outstanding was $0.80 per stock option. In addition, please reconcile your disclosure of the number of stock options granted to the discussion on page 55 of recent sales of unregistered securities indicating that 500,000 options were granted in November 2011 and 4,100,000 were granted in December 2011.

Notes to the Unaudited Financial Statements September 30, 2012

Note 3. Mineral Property Options, page F-23

34.   Explain to us how you determined the recoverability of the Wyoming Iron Complex mineral property costs that have been capitalized. Also tell us how the carrying value was determined. We note from your accounting policy for mineral property costs on

page F-21 that you assess the carrying costs for impairment based on the guidance of ASC 360.

35.   Please provide us with your evaluation of whether the agreement entered into with Wyomex LLC on April 10, 2012 contains a lease. Refer to ASC 840-10.

Engineering

Progress, page 26

36.   We note you disclose sample values as high as 22.8% Fe. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance. Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these items.

37.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols

38.   We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

39.   We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in addition to State Environmental requirements. Please provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties. Please define your reclamation and closure obligations and requirements.

Description of Property, page 31

40.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- A description of any work completed on the property and its present condition.

- A description of equipment, infrastructure, and other facilities.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

    You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

Form 10-K

41.   To the extent applicable, please revise your Form 10-K to reflect our engineering comments on your Form S-1. Depending upon your response to our other comments, we may have additional comments on your Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mine Engineer, at (202) 551-3718 if you have questions regarding the engineering comments. For questions regarding all other comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Bernard Pinsky, Esq.
        Clark Wilson LLP